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                              July 12, 2022

       Donald Keer
       Chief Operating Officer
       Sixty Six Oilfield Services, Inc.
       1248 Fern Forest Run
       Oviedo, FL 32765

                                                        Re: Sixty Six Oilfield
Services, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 28, 2022
                                                            File No. 024-11923

       Dear Mr. Keer:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Index to Financial Statements, page 43

   1. Please explain whether these financial statements were prepared for the company or another related entity.
We note that page F-5 indicates that the financial statements were prepared for an entity
called "SSOF Beverage Group."
       General

   2. Please address and clarify all discrepancies between Part I and Part II and III, including:
                                                            Part I has the Tier
1 offering box checked, while Part II and III indicates the offering will be a Tier 2
offering;
                                                            Part I lists an
underwriter and underwriter fees, while Part II and III indicates that there will be no
underwriter;
                                                            Part I answers "No"
to the question "Does the issuer intend to price this offering after qualification
pursuant to Rule 253(b)?" while Part II and III indicates that you intend
 Donald Keer
Sixty Six Oilfield Services, Inc.
July 12, 2022
Page 2
              to price this offering after qualification;
                Part I indicates that the company was incorporated in Florida, while Part II and III states that the company was incorporated in Nevada;
                Part I answers "Yes" to the question "Does the proposed offering involve the resale of securities by affiliates of the issuer?" while Part II and III indicates that only the company will be selling securities; and
                Discrepancies between the balance sheet information in Part I and the financial information included in Part II and III.
3. Please explain which previous filing contains exhibits 2.1, 2.2 and 4.1, as the company has made no previous filings on form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



FirstName LastNameDonald Keer                                 Sincerely,
Comapany NameSixty Six Oilfield Services, Inc.
                                                              Division of
Corporation Finance
July 12, 2022 Page 2                                          Office of
Technology
FirstName LastName